WESCO FINANCIAL CORPORATION
301 E. Colorado Boulevard, Suite 300
Pasadena, California 91101-1901
626-585-6700
May 14, 2009
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C., 20549-7010

RE:	Wesco Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009 File No. 1-4720
Dear Mr. O’Brien:
     The purpose of this letter is to respond to your letter dated April 14, 2009. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the point as stated in your letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies and Practices, page 32
Losses and Loss Adjustment Expenses, page 34
1.	We note that during the third quarter of fiscal year 2008, one of the banks, which KBS had an outstanding deposit guarantee bond, failed resulting in a $6.9 million loss, or 6.6% of fiscal year 2008 income before income taxes. We further note you have included disclosure that only a few of the small Midwestern banks are believed to be subject to significant risk of failure and that you have limited your liability for each bank to a maximum liability of $7.6 million after taxes. There is a concern that investors may not be able to fully understand the risk to your consolidated financial statements without disclosure of the number of banks with outstanding deposit guarantee bonds that have higher risk profiles due to thin capital bases and/or adverse business and operating issues. In future filings please revise your disclosure to clearly explain to investors the risk to your consolidated financial statements for the remaining deposit guarantee bonds by disclosing in future filings (a) the procedures you use to monitor your risk for these banks including the key performance indicators of each bank with a deposit guarantee bond that you focus on in estimating your loss reserve; (b) the number of banks and value of the deposit guarantee bonds that management considers to be of higher risk based on your analysis; and (c) when you expect to exit this line of business (refer to your disclosure on page 7 of your third quarter of fiscal year 2008 Form 10-Q). In this regard, Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Also, Section 216 of the Financial Reporting Codification states, “...registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss...registrants should make special efforts to recognize incipient problems that might lead to such charges and to identify them clearly at the earliest possible time in financial statements and other forms of public disclosure, including public reports filed with the Commission so that public investors may recognize the risks involved.”
     We have included the following information in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “March 31, 2009 10-Q”), which we have keyed to your suggestions, and we will continue to report such information in the appropriate future filings until such time as the exposure to loss from deposit guarantee bonds becomes immaterial:
(a)	the procedures you use to monitor your risk for these banks including the key performance indicators of each bank with a deposit guarantee bond that you focus on in estimating your loss reserve
     KBS management maintains familiarity with its customers and endeavors to avoid insuring deposits of banks deemed to present unacceptable risks. In order to limit exposure to loss from deposit guarantee bonds, KBS management regularly updates its list, ranking the banks it believes to be the 250 weakest based on data obtained from quarterly financial “Call” reports filed by all domestic banks with their banking regulators. Data by which banks are rated include capital to asset ratio, brokered deposits, loan to deposit ratio, loans to insiders, loan delinquencies and non-accruing loans. Procedures followed by KBS management with respect to customer banks whose names are on the list might include the issuance of 90-day notices of non-voluntary cancellation.
(b)	the number of banks and value of the deposit guarantee bonds that management considers to be of higher risk based on your analysis
     As of March 31, 2009, of the 576 banks for which deposit guarantee bonds were outstanding, six banks, whose outstanding deposit guarantee bonds aggregated $8.2 million, were included on KBS’s list. Two of those banks were believed to have adequate capital and liquidity to pose little danger of failure before their $1.6 million of outstanding deposit guarantee bonds expire in July and August, 2009. With regard to each of the other four weak banks, KBS had issued 90-day notices of non-voluntary cancellation prior to March 31, 2009; however, one of those banks, with respect to which KBS had $3.0 million of outstanding deposit guarantee bonds, failed early in April. The loss, which amounted to $2.0 million, after taxes, will be reflected in underwriting results for the second quarter of 2009. KBS management believes that few of the institutions for which deposit guarantee bonds are outstanding, whose names are not included on its list of the weaker banks, are facing a significant risk of failure, and through policy limits and reinsurance, KBS has effectively limited its exposure per bank (or group of affiliated banks) to $7.6 million, after taxes.
(c)	when you expect to exit this line of business
     In September 2008, KBS notified its customers of its decision to exit the line of deposit guarantee insurance as rapidly as feasible and stopped renewing bond coverages. In mid-November 2008, it began to issue 90-day notices of non-voluntary bond cancellation. As a result, the aggregate face amount of outstanding bonds has been reduced, from $9.7 billion at September 30, 2008, when 1,671 separate institutions were insured, to $2.3 billion, insuring 576 institutions, at March 31, 2009. KBS anticipates that outstanding deposit guaranty bonds will decline to $1.1 billion, insuring 282 banks, by June 30, 2009; $100 million, insuring 34 banks, by September 30, 2009; $50 million, insuring 21 banks by December 31, 2009; $11 million deposited in 3 banks, by June 30, 2010; and zero, in July 2011.
Goodwill of Acquired Businesses, page 37
2.	We note that goodwill relates to both your furniture rental segment and KBS in your insurance segment. We further note that your margins for your furniture rental segment are declining and that you are in the process of exiting a material portion of KBS’ business. There is a concern that your current disclosures may not fully communicate to investors the material uncertainties underlying your assets including goodwill. If you have reporting units with estimated fair values that do not materially exceed the carrying value, or if you were to use reasonably likely inputs that could have been assumed at the balance sheet date that would result in the estimated fair value to be less than the carrying value of your reporting units and the potential impairment would have a material impact to your consolidated financial statements, please revise your disclosure in future filings to provide investors with forewarning disclosures regarding the realizability of your goodwill asset by addressing each of the following, at a minimum:
•	Disclose how you identified your reporting units and how goodwill has been allocated to the reporting units. Refer to paragraphs 30-31 and 34-35 of SFAS 142 for guidance.

•	Disclose those reporting units whose carrying value is close to the estimated fair value, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit for each period presented.

•	Disclose the valuation approach(es) used to estimate the fair value of each of your reporting units (e.g., income approach, market approach or cost approach). Describe each of the methodologies used for each approach (e.g., discounted cash flow, comparable business method, comparable transaction method, etc.), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in estimating the fair value of its reporting units.

•	For each methodology, provide qualitative and quantitative descriptions of the material assumptions used for each reporting unit and for each period presented. For example, such assumptions should include for a discounted cash flow method the discount rate use, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the sales and/or EBITDA multiple used. Include a discussion for any material changes in assumptions between periods.

•	Provide a sensitivity analysis as to how reasonably likely changes in the key assumptions might affect the outcome of the goodwill impairment test. Specifically, disclose the reasonably likely key assumptions for each reporting unit; how those assumptions would have impacted the result of the impairment test (i.e., if an impairment charge would have been recognized and an estimate of the amount); and the factors that could result in you using the reasonably likely assumptions in the future.

•	To provide investors with an understanding as to how you determined your estimated fair value of reporting units are reasonable, please include a reconciliation of the aggregate fair value of your reporting units to your market capitalization. Please ensure such disclosure clearly explains each of the reconciling items and the objective evidence used to support the reasonableness of your assumptions. In this regard, we note that your market capitalization is less than total stockholders’ equity as of December 31, 2008. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
     In response to your comments and suggestions, we have supplemented our disclosures regarding goodwill of acquired businesses in our March 31, 2009 10-Q. In addition, if in the future we have reporting units with estimated fair values that do not materially exceed their carrying values, or if reasonably likely inputs would result in the estimated fair values of our reporting units being less than the carrying values such that the potential impairment would have a material impact on our consolidated financial statements, we will include appropriate disclosures as required under SFAS 142, Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification in the appropriate future filings.
Note 8. Fair Value Measurements, page 56
3.	We note that during the fourth quarter of fiscal year 2008 you made a $205 million investment in newly issued 10% cumulative perpetual preferred stock of The Goldman Sachs Group, Inc. and warrants to purchase 1.78 million shares of GS common stock. We further note that you estimate the fair value of this investment using level 3 inputs, as defined in SFAS 157. In future filings, please disclose the valuation techniques(s) used to measure fair value along with a discussion of changes in the valuation techniques(s), if any. Refer to paragraph 32.e. of SFAS 157 for guidance. If the impact of these instruments becomes material to your consolidated financial statements, please provide a detailed discussion of the assumptions used in the valuation techniques(s) along with a sensitivity analysis of those assumptions within your critical accounting policies and practices section of MD&A. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

     In response to your comments and suggestions, we have supplemented our disclosures as to valuation techniques used in our level 3 fair value measurements in our March 31, 2009 10-Q. If the fair value of the instruments valued using level 3 valuation techniques becomes material to our consolidated financial statements, we will provide additional disclosures as required under SFAS 157 and Section 501.14 of the Financial Reporting Codification, in the appropriate future filings.
Note 10. Environmental Matters and Litigation, page 57
4.	We note your statement that the $300,000 accrual for the PBP litigation is the amount that is “likely to be incurred”. This language you use to describe the PBP litigation is not contemplated by SFAS 5. Please revise your disclosure in future filings to clarify that the accrual recognized for the PBP litigation is the amount management believes is probable to be incurred. Please also revise your disclosure to clarify that the expected additional future costs that have not been incurred will not be material to your consolidated financial statements, if correct. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Refer to paragraphs 8-10 of SFAS 5 for guidance.
     The yearend 2008 accrual represented management’s best estimate of the amount that is probable to be incurred. Because the extent of remediation that will ultimately be required is subject to ongoing negotiations with the Federal and state environmental agencies, there is a reasonable possibility that the ultimate cost may be more or less than the $300,000 accrual. We continue to believe that any amount in excess of the accrual will not be material to Wesco, and we will include appropriate disclosures in this regard in the appropriate future filings.
Note 12. Business Segment Data, page 58
5.	In future filings, please disclose the carrying amount of goodwill and changes in the carrying amount during each period presented by reportable segment. Refer to paragraph 45 of SFAS 142 for guidance.
     In the March 31, 2009 10-Q, we disclosed the following carrying amounts of goodwill by business segment: $250.8 million relating to the furniture rental segment and $27.0 million relating to the insurance segment. In the appropriate future filings, we will continue to disclose the carrying amounts, as well as changes, if material, by business segment.

Exhibit 31
6.	In future filings as previously requested during our review of your 2006 Form 10-K, please ensure the language included in your certifications required under Section 302 of the Sarbanes-Oxley Act conform to the language per Release No. 33-8238 and Item 601(b)(31) of Regulation S-K. Specifically, please change your references from “annual report” to “report” in paragraphs 2-4. Please also ensure you use the language, “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report),” in paragraph 4.d. instead of “fourth fiscal quarter”.
     We will ensure that the language included in future certifications required under Section 302 of the Sarbanes-Oxley Act conforms to the exact language of Item 601(b)(31) of Regulation S-K.
* * * *
     We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions, please contact the undersigned at (626) 585-6700.

Yours very truly, WESCO FINANCIAL CORPORATION
/s/ Jeffrey L. Jacobson

Jeffrey L. Jacobson
Vice President and Chief Financial Officer